UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

Or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2021

Commission File No.: 024-11435

Maptelligent, Inc.
(Exact name of registrant as specified in its charter)

Nevada	88-0203182
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

2381 St. Rose Pkwy, Suite 297,

Henderson NV, 89052

(Address of principal executive offices)

(415) 990-8141

(Registrant’s telephone number, including area code)

2

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward Looking Statements

This Semi-Annual Report on Form 1-SA contains forward-looking statements. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management, and other matters. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “will,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “continue” and similar expressions or the negative of these similar terms. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

These forward-looking statements are not guarantees of future performance and involve risks, uncertainties, and assumptions that we cannot predict. In evaluating these forward-looking statements, you should consider various factors, including the following: (a) those risks and uncertainties related to general economic conditions, (b) whether we are able to manage our planned growth efficiently and operate profitable operations, (c) whether we are able to generate sufficient revenues or obtain financing to sustain and grow our operations, (d) whether we are able to successfully fulfill our primary requirements for cash, which are explained below under “Liquidity and Capital Resources”. We assume no obligation to update forward-looking statements, except as otherwise required under the applicable federal securities laws. Unless stated otherwise, terms such as the “Company,” “Maptelligent,” “MAPT,” “we,” “us,” “our,” and similar terms shall refer to Maptelligent, Inc., a Nevada corporation.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in Item 3 of this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. The financial statements included in this filing as of and for the six months ended June 30, 2021 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included. Unless otherwise indicated, latest results discussed below are as of June 30, 2021.

Management’s Discussion and Analysis

The Company has had no revenues from operations in each of the last two fiscal years, and no revenue in the current fiscal year.

Plan of Operation for the Next Twelve Months

The Company believes that the proceeds of the Regulation A offering, that was qualified on May 25, 2021, will satisfy its cash requirements for the next twelve months. To complete the Company’s entire deployment of its current and proposed products and its business plan, it may have to raise additional funds in the next twelve months.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include assumptions about collection of accounts and notes receivable, the valuation and recognition of stock-based compensation expense, the valuation and recognition of derivative liability, valuation allowance for deferred tax assets.

3

Business Overview

Maptelligent, Inc. (“Maptelligent,” “we”, “our” or “the Company”) technology serves a market of organizations and entities who are often at risk from threats and emergency incidents such as: schools, universities, hospitals, shopping malls, sporting events, commercial enterprises, and ports (sea and air), to name a few.

We provide a cloud based geographic platform to access information relevant to structures and sites enabling better emergency response to incidents occurring within buildings.

Our solution integrates disparate data from sensors, cameras, alarms, access control and accountability systems creating actionable intelligence on an intuitive map display. This rapid access to relevant information enhances situational awareness to mitigate additional loss of life and property when shared with first responders.

We also provide a suite of tools providing customers the ability to maintain and manage data in a mobile environment. Access to geospatial data in the cloud will provide customers to perform additional spatial analytics such as flood risk analysis, threatening weather analysis, transportation route optimization, etc.

Mobile applications Apps provide the ability to create incident pre-plans for public safety and facility management tools for smart building management.

We will continue to develop our in-building floorplan modeling GIS platform using the significant investment in the preparation of software solutions that has previously been made by using the ESRI software as well as GeoComm, Inc. GeoComm, provider of Public Safety Location Intelligence®, has a national reputation as a leading provider of public safety GIS systems. These systems route emergency calls to the appropriate 9-1-1 call center, map the caller’s location on a call taker or dispatcher map, and guide emergency responders to the scene of the accident on mobile displays within police, fire, and ambulance vehicles. Over the last 26 years, GeoComm has grown to serve local, regional, statewide, and military agencies in forty-nine states, helping keep more than 100 million people safe. In addition, in 2021 GeoComm’s statewide NG9-1-1 GIS project footprint has expanded to include seventeen statewide projects across the country. To learn more about GeoComm and our Public Safety Location Intelligence offerings visit www.geo-comm.com.

We will continue to develop GeoComm’s in-building floorplan modeling GIS platform in coordination with ESRI software. ESRI is an international supplier of geographic information system software, web GIS and geodatabase management applications. Esri uses the name ArcGIS to refer to its suite of GIS software products, which operate on desktop, server, and mobile platforms. ArcGIS also includes developer products and web services. In a general sense, the term GIS describes any information system that integrates, stores, edits, analyzes, shares and displays geographic information for informing decision making.

As a result of the agreement with ESRI, we now are able to provide a multi-layer geographic information system which can serve as the common situational awareness tool for all community services, including fire, police, public works, local utility companies, community planners, and tax assessors. We intend to license our products through “White Labeling” and packaging our product offerings. These solutions can support Smart City Initiatives both large and small. Smart city initiatives are programs that use advanced technology like cameras, sensors and the Internet of Things to collect data on things like water usage, volume of traffic, electricity consumption, parking availability, waste management, the presence of pedestrians and bicyclists, and interactions between citizens and their city government. Analytics help to process and transform this data into actionable information. All products are scalable by design and encourage data sharing across multiple jurisdictions. Our technologies also encourage a public/private partnership for local, state, and national business enterprises the ability to provide the local responder agency the ability to assess an event while en route to an incident. We believe our approach will help save lives and property.

Struggling through the chaos of responding to everyday emergency calls and catastrophes like 9/11, firefighters, police, and other emergency responders were not able to access or share critical data - basic information such as building floor plans, emergency pre-plans, and responder locations. The result is a breakdown in a coordinated and efficient response.

4

Today, following various home-grown terrorist attacks on elementary schools, malls, and colleges the same breakdown still exists. Our suite of technologies bridges this information gap by providing solutions that allow for a visually intuitive way for school administrators, business owners, and first responders to help save lives and property.

This set of comprehensive tools is designed for everyday use, scaling seamlessly from ordinary incidents to multi-agency mass response. Our software ensures that first responders can provide emergency services efficiently, safely, and effectively-whether it is a local or mutual aid response-without interrupting or impacting day-to-day operations.

We are dedicated to offering a scalable, cost-effective interoperability solution, providing any Smart City initiative vital information to the first responders when they need it most.

We are developing business partnerships that currently provide hardware and software solutions such as cameras, door access controls, metal detectors, AI, cloud services and other commonly used stand-alone technologies in security and situational awareness solutions. Each of these partnerships are designed to allow their existing customers the ability to seamlessly integrate with our market offerings. These relationships will allow their existing customers to create, maintain, and connect their systems of critical infrastructure in an intuitive GIS based map display and viewed by their local, regional and state emergency response agencies and personnel. We combine multiple layers of situational awareness into an extensible framework needed to fully implement emergency planning and facility/asset management goals.

Our technologies are a one-of-a-kind collaborative software system that can be used by multiple agencies and jurisdictions to plan and coordinate emergency and disaster response, management and mitigation.

Our solutions and related tools create seamless interoperability and timely distribution of information across disparate systems and platforms. We have created the tools that address the communication, collaboration and organizational challenges faced by responders during large-scale emergency events.

Whether a user is focused on a specific building and critical assets therein or looking broadly at a whole region of mutual response locations, the backbone of each aspect of operations is the GIS and the data displayed within.

From a Citywide Perspective to a Single Building - Protect the Safety and Security of Specific Infrastructures Solution Offers:

•	A detailed operating picture of your city for use in pre-planning and training thus ensuring the best response to an emergency.

•	An integration dashboard for additional city infrastructures represented in a “location-first” manner - visually on a map, with the ability to click through for current status.

•	An interactive regional map that includes details of critical sites within your city and neighboring jurisdictions.

A Comprehensive Community Solution - Ensures First Responder Access

We make your critical information readily available to local fire and police departments, giving them access to important response information related to your community, helping to provide:

•	Minimized Property Damage
•	Shared Mutual Aid Information
•	More Efficient Response
•	Enhanced Situational Awareness
•	Effective Collaboration Support

5

We believe we are ideal for all community services, including fire, police, public works, local utility companies, community planners, and tax assessors.

Our Solution- Using GIS for In-Building Intelligence

We allow for a “location-first” approach to connecting multiple disparate data sources and business systems into one location-specific situational awareness interface for viewing critical assets and infrastructure.

Easily Collect and Maintain Data

Get everything you need to create, edit, organize, maintain, and share your situational awareness data-hardware, software, building inspection and pre-planning tools.

•	Catalog and save your facility information right onto the floor plan
•	An intuitive interface allows for more efficient data collection
•	Live sketching tools can help communicate response scenarios and training plans
•	Collaborative interface allows first responders to collaborate, pool resources, and plot strategies

From a Single Building to a Campus Complex

Integrates with strategic partners’ “cloud” services to expand from a single location to a complex of buildings or campus. Multiple building plans tied together with regional context for more comprehensive facilities management and emergency planning.

We are used daily in concert with your facility management processes to efficiently run your company/facility(ies) while also providing critical and valuable response information to your local first responder agencies.

Whether you are a single property owner or a large corporation that maintains facilities throughout the world and allows you to streamline your operational and maintenance records, improves efficiency, ensures safety protocols and improves your bottom line.

Our suite of products distinguishes the Company from its competitors by providing detailed and interactive site-specific data. We address a critical need, a public/private partnership for the sharing of critical data both horizontally and vertically. This is done without an undue burden on agency resources.

Our Solution and Why We Believe We Are Unique

We are a state-of-the-art geographic information map-based interface which provides emergency responders with near real-time, location-specific situational awareness technology to better enhance response times to man-made and natural disasters.

Our platform will provide a common operating picture for first responders - enabling school and campus police to connect and share critical data sources in one location- specific situational awareness interface for viewing - with school administrators.

The technology will identify critical assets such as cameras, door access controls, metal detectors, panic buttons, etc., when breached. When an alarm is triggered, the map will automatically display the alarm location and any specific information the alarm is sending. In addition, the technology can interface with both indoor and outdoor shooter detection systems and biometrics (facial recognition) for a proactive response.

We provide a simple and intuitive way to view area-wide to specific in-building floor plans and critical assets as well as other areas of interest within your campus infrastructure.

6

Our technologies provide responding agencies with the ability to rapidly identify and share active threats and hazards (i.e., active shooter, fire, hazardous materials) - before arrival or at the scene and coordinate resources for better command and control of the event.

All our technologies have been designed by a team of passionately focused innovators. Our suite of proven tools empowers first responders to make well-informed critical decisions by providing them with key technological insights.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require management to make estimates, judgments and assumptions that affect the amounts reported in our financial statements and accompanying notes. We believe our most critical accounting policies and estimates relate to the following:

•	Use of Estimates
•	Derivative liability

While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. For a discussion of the Company’s significant accounting policies, refer to Note 2 of Notes to the Financial Statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Amounts could materially change in the future.

Derivative Liability

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

Results of Operations

The following are the results of our continuing operations for the three months ended June 30, 2021, compared to the three months ended June 30, 2020:

	Three Months Ended
	June 30,
	2021	2020	Change
Revenue	$-	$-	$-

Operating expense	350,765	40,630	310,135
Other income (expense)	7,781,844	(697,809)	8,479,653
Net income (loss)	$7,431,079	$(738,439)	$8,169,518

7

Revenue

During the three months ended June 30, 2021 and 2020, the Company did not generate any revenue.

Operating Expenses

	Three Months Ended
	June 30,
	2021	2020	Change

General and administrative	$95,990	$19,530	$76,460
Professional fee	22,760	600	22,160
Compensation and payroll taxes	232,015	20,500	211,515
Total operating expenses	$350,765	$40,630	$310,135

Compensation and payroll taxes increased by $211,515, during the three months ended June 30, 2021, as compared to 2020. The increase in compensation expense in the current period is primarily due to employees’ payroll and stock-based compensation. Professional fees increased by $22,160, during the three months ended June 30, 2021, as compared to the same period in 2020 primarily due to legal and accounting fees. General and administrative expenses increased by $76,460, during the three months ended June 30, 2021, as compared to 2020. The increase in general and administrative expenses is primarily due to an increase in marketing software expenses.

Other (Expense) Income

	Three Months Ended
	June 30,
	2021	2020	Change

Interest expense	$(135,443)	$(15,653)	$(119,790)
Change in fair value of derivative liability	7,917,287	(682,156)	8,599,443
Total other income (expense)	$7,781,844	$(697,809)	$8,479,653

The increase in other income was primarily due to gain on change in fair value of derivative liability, from an accounting estimate primarily from the conversion feature of one convertible promissory note.

The following are the results of our continuing operations for the six months ended June 30, 2021, compared to the six months ended June 30, 2020:

	Six Months Ended
	June 30,
	2021	2020	Change
Revenue	$-	$-	$-
Operating expense	678,162	134,988	543,174
Other income (expense)	91,104,296	(710,820)	91,815,116
Net income (loss)	$90,426,134	$(845,808)	$91,271,942

Revenue

During the six months ended June 30, 2021, and 2020, the Company did not generate any revenue.

8

Operating Expenses

	Six Months Ended
	June 30,
	2021	2020	Change

General and administrative	$139,578	$20,138	$119,440
Professional fee	58,906	600	58,306
Compensation and payroll taxes	479,678	114,250	365,428
Total operating expenses	$678,162	$134,988	$543,174

Compensation and payroll taxes increased by $365,428, during the six months ended June 30, 2021, as compared to 2020. The increase in compensation expense in the current period is primarily due to employees’ payroll and stock-based compensation. Professional fees increased by $58,306, during the six months ended June 30, 2021, as compared to the same period in 2020 primarily due to legal and accounting fees. General and administrative expenses increased by $119,440, during the six months ended June 30, 2021, as compared to 2020. The increase in general and administrative expenses is primarily due to an increase in marketing software expenses.

Other Income (Expense)

	Six Months Ended
	June 30,
	2021	2020	Change

Interest expense	$(243,826)	$(28,664)	$(215,162)
Change in fair value of derivative liability	91,348,122	(682,156)	92,030,278
Total other income (expense)	$91,104,296	$(710,820)	$91,815,116

The increase in other income was primarily due to gain on change in fair value of derivative liability, from an accounting estimate primarily from the conversion feature of one convertible promissory note.

Liquidity and Capital Resources

	June 30,	December 31,
	2021	2020	Change
Cash	$265,864	$61,572	$204,292

Current assets	$558,906	$247,114	$311,792
Current liabilities	$7,381,121	$106,182,388	$(98,801,267)
Working capital deficiency	$(6,822,215)	$(105,935,274)	$99,113,059

Liquidity is the ability of a company to generate funds to support asset growth, satisfy disbursement needs, maintain reserve requirements and otherwise operate on an ongoing basis. The Company has insufficient operating revenues so is currently dependent on debt financing and sale of equity to fund operations.

As shown in the accompanying financial statements, the Company has an accumulated deficit of $39,219,241 and negative working capital of $6,822,215 as of June 30, 2021, as well as outstanding convertible notes payable of $303,356.

As of June 30, 2021, the working capital deficiency is primarily due to the non-cash accounting estimate of a derivative liability of $6.5 million, for the valuation of a convertible feature on one of our convertible notes that is convertible at $0.0001 per share. Our derivative accounting estimates and disclosures should be read in conjunction with critical accounting policies and Notes 5 and 7 in our financial statements, as they are disclosed elsewhere in this Semi-Annual Report.

9

Management believes that it will need additional equity or debt financing to be able to implement its business plan. Given the lack of revenue, capital deficiency and negative working capital, there is substantial doubt about the Company’s ability to continue as a going concern.

We believe that the successful growth and operation of our business is dependent upon our ability to do the following:

•	obtain adequate sources of debt or equity financing to pay unfunded operating expenses and fund long-term business operations; and
•	manage or control working capital requirements by controlling operating expenses.

Management is attempting to raise additional capital via equity and debt offerings to sustain operations until it can market its services and achieves profitability. The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

Cash Flows

	Six Months Ended
	June 30,
	2021	2020	Change
Cash used in operating activities	$(555,661)	$(61,109)	$(494,552)
Cash used in investing activities	$(7,500)	$-	$(7,500)
Cash provided by financing activities	$767,453	$62,579	$704,874
Cash and cash equivalents on hand	$265,864	$1,470	$264,394

Operating activities

Net cash used in operating activities for the six months ended June 30, 2021 and 2020 was $555,661 and $61,109, respectively. During the six months ended June 30, 2021, we incurred a net income of $90,426,134 and the net income included significant non-cash income reduction to cash flow add back of $91,348,122 in change in fair value of derivative liabilities, increase in from add back of amortization of $186,747, add back for stock compensation of $123,667 and increase from operating liabilities of $55,913. During the six months ended June 30, 2020, we incurred a net loss of $845,808, offset by non-cash expense of change in fair value of derivative liability of $682,156 and generated cash flows of $102,543 from the net increase in operating liabilities.

Investing activities

During the six months ended June 30, 2021, net cash used in investing activities was from an increase in due from related party. During the six months ended June 30, 2020, there were no investing activities.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2021 was $767,453, which consisted of $359,000 in proceeds from issuance of common stock, $250,000 in proceeds from convertible notes payable, $195,000 in proceeds from notes payable, and amounts paid for debt settlement of $36,547. During the six months ended June 30, 2020, the Company received $62,579 from notes payable.

Item 3. Quantitative and Qualitative Disclosures about Market Risk

We are a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this Item.

10

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer(s) and principal financial officer(s), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In accordance with Exchange Act Rules 13a-15 and 15d-15, an evaluation was completed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Semi-Annual Report. Based on that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were not effective in providing reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act was recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control Over Financial Reporting

In connection with our continued monitoring and maintenance of our controls procedures as part of the implementation of Section 404 of the Sarbanes-Oxley Act, we continue to review, test, and improve the effectiveness of our internal controls. There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period ending June 30, 2021, or subsequent to the date the Company completed its evaluation, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Item 2. Other Information.

None.

11

Item 3. Financial Statements.

Maptelligent, Inc.

Table of Contents For the three and six months ended June 30, 2021 and 2020

12

PART I FINANCIAL INFORMATION

MAPTELLIGENT, INC.

BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2021	2020
Assets
Current assets
Cash	$265,864	$61,572
Note receivable - related party	152,042	152,042
Subscription receivable	100,000	-
Due from related party	41,000	33,500
Total current assets	558,906	247,114

Total Assets	$558,906	$247,114

Liabilities and Stockholders' Deficit
Current Liabilities
Accounts payable	$10,368	$18,949
Accrued payroll	106,415	272,301
Accrued interest	93,539	1,213,264
Notes payable	326,164	109,355
Convertible notes payable, net of debt discount	303,356	229,438
Derivative liability	6,492,973	102,361,488
Debt to be settled	48,306	1,958,593
Common stock payable	-	19,000
Total Current Liabilities	7,381,121	106,182,388

Total Liabilities	7,381,121	106,182,388

Stockholders' Deficit
Preferred stock: 2,011,000 authorized; $0.00001 par value;
Preferred A, 1,000,000 shares designated, 98,796 shares issued and outstanding	1	1
Preferred C, 1,000 shares designated, 20 shares issued and outstanding, respectively	-	-
Common stock: 10,000,000,000 authorized; $0.00001 par value
142,976,721 and 23,712,522 shares issued and outstanding, respectively	1,430	237
Additional paid in capital	32,395,595	23,709,863
Accumulated deficit	(39,219,241)	(129,645,375)
Total Stockholders' Deficit	(6,822,215)	(105,935,274)
Total Liabilities and Stockholders' Deficit	$558,906	$247,114

See accompanying notes to these unaudited financial statements.

13

MAPTELLIGENT, INC.

STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020

Revenue	$-	$-	$-	$-

Operating expenses
General and administrative	95,990	19,530	139,578	20,138
Professional fee	22,760	600	58,906	600
Compensation and payroll taxes	232,015	20,500	479,678	114,250
Total operating expenses	350,765	40,630	678,162	134,988

Net loss from operations	(350,765)	(40,630)	(678,162)	(134,988)

Other income (expense)
Interest expense	(135,443)	(15,653)	(243,826)	(28,664)
Change in fair value of derivative liability	7,917,287	(682,156)	91,348,122	(682,156)
Total other income (expense)	7,781,844	(697,809)	91,104,296	(710,820)

Income (loss) before income taxes	7,431,079	(738,439)	90,426,134	(845,808)
Provision for income taxes	-	-	-	-
Net income (loss)	$7,431,079	$(738,439)	$90,426,134	$(845,808)

Basic income (loss) per Common Share	$0.09	$(0.82)	$1.49	$(0.93)
Diluted loss per Common Share	$(0.00)	$(0.82)	$(0.00)	$(0.93)
Basic weighted average number of common shares outstanding	81,674,114	906,032	60,784,647	906,032
Diluted weighted average number of common shares outstanding	668,049,067	906,032	634,914,296	906,032

See accompanying notes to these unaudited financial statements

14

MAPTELLIGENT, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

(Unaudited)

	Series A Preferred Stock		Series C Preferred Stock		Common Stock		Additional Paid in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance - December 31, 2020	98,796	$1	20	$-	23,712,522	$237	$23,709,863	$(129,645,375)	$(105,935,274)

Stock issued for stock payable	-	-	-	-	43,425	-	19,000	-	19,000
Stock issued for notes and interest conversion	-	-	-	-	30,770,438	308	4,342,303	-	4,342,611
Stock issued for settlement of debt - related party	-	-	-	-	1,281,787	13	1,873,727	-	1,873,740
Net income	-	-	-	-		-	-	82,995,055	82,995,055
Balance - March 31, 2021	98,796	$1	20	$-	55,808,172	$558	$29,944,893	$(46,650,320)	$(16,704,868)

Stock issued for cash	-	-	-	-	48,400,000	484	458,516	-	459,000
Stock issued for notes and interest conversion	-	-	-	-	26,601,882	266	1,695,342	-	1,695,608
Stock issued for compensation	-	-	-	-	1,000,000	10	11,990	-	12,000
Stock issued for compensation - related party	-	-	-	-	11,166,667	112	111,555	-	111,667
Settlement of debt - related party	-	-	-	-	-	-	173,299	-	173,299
Net income	-	-	-	-	-	-	-	7,431,079	7,431,079
Balance - June 30, 2021	98,796	$1	20	$-	142,976,721	$1,430	$32,395,595	$(39,219,241)	$(6,822,215)

	Series A Preferred Stock		Series C Preferred Stock		Common Stock		Additional Paid in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit

Balance - December 31, 2019	98,796	$1	4	$-	879,742	$9	$19,632,880	$(23,396,555)	$(3,763,665)

Net loss	-	-	-	-		-	-	(107,369)	(107,369)
Balance - March 31, 2020	98,796	$1	4	$-	879,742	$9	$19,632,880	$(23,503,924)	$(3,871,034)

Stock issued for interest conversion	-	-	-	-	26,290	-	3,155	-	3,155
Net loss	-	-	-	-		-	-	(738,439)	(738,439)
Balance – June 30, 2020	98,796	$1	4	$-	906,032	$9	$19,636,035	$(24,242,363)	$(4,606,318)

See accompanying notes to these unaudited financial statements

15

MAPTELLIGENT, INC.

STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$90,426,134	$(845,808)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of debt discount	186,747	-
Common stock issued for compensation	123,667	-
Change in fair value of derivative liability	(91,348,122)	682,156
Changes in operating assets and liabilities:
Accounts payable	(8,579)	93,335
Accrued payroll	7,413	-
Accrued interest	57,079	-
Accrued expenses - related parties	-	9,208
Net Cash used in Operating Activities	(555,661)	(61,109)

CASH FLOWS FROM INVESTING ACTIVITIES:
Due from related party	(7,500)	-
Net Cash used in Investing Activities	(7,500)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	359,000	-
Proceeds from convertible notes payable	250,000	-
Debt to be settled	(36,547)	-
Proceeds from notes payable	195,000	62,579
Net Cash provided by Financing Activities	767,453	62,579

Net change in cash	204,292	1,470
Cash, beginning of period	61,572	-
Cash, end of period	$265,864	$1,470

Supplemental cash flow information
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

Non-cash Investing and Financing transactions:
Conversion of notes payable and accrued interest to common stock	$6,038,219	$3,155
Common stock issued for stock payable	$19,000	$-
Derivative liability recognized as debt discounts	$281,533	$-
Settlement of debt - related party	$173,299	$-
Stock issued for settlement of related party debt	$1,873,740	$-
Subscription receivable	$100,000	$-

See accompanying notes to these unaudited financial statements

16

MAPTELLIGENT, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2021

(Unaudited)

NOTE 1 - DESCRIPTION OF BUSINESS:

The Company is a Nevada corporation, originally formed as a Utah corporation under the name State Cycle, Inc. on August 7, 1974. The Company re-domiciled to the state of Nevada and changed its name to X Rail Enterprises, Inc. on November 5, 2015, at which time its primary business changed from mining to rail transportation, passenger excursions, rail car construction and rail related operations and services. Effective November 4, 2017, the Company changed its name to Las Vegas Xpress, Inc. On April 13, 2020, the Company entered into an asset purchase agreement with an entity affiliated with the Company’s CEO, whereby the Company would acquire certain intellectual property in connection with a planned change in business to assist first responders with data access and transfer in times of crisis using geospatial technology.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation:

The accompanying unaudited interim financial statements of Maptelligent, Inc., (the “Company”) are condensed and have been prepared in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X. Accordingly, they do not include all information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. These statements reflect all normal and recurring adjustments which, in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the interim periods presented. However, the results of operations for the interim periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2021, or any other future period. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2020.

Risks and Uncertainties:

The Company operates in an industry that is subject to some competition and could have a materially adverse impact on the Company’s operations.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Amounts could materially change in the future.

Fair Value of Financial Instruments:

The Company adopted ASC 820, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value which focuses on an exit price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity specific information and establishes a three-level hierarchy for fair value measurements based on the nature of inputs used in the valuation of an asset or liability as of the measurement date.

17

The three-level hierarchy for fair value measurements is defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets; liabilities in active markets;

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability other than quoted prices, either directly or indirectly, including inputs in markets that are not considered to be active; or directly or indirectly including inputs in markets that are not considered to be active;

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement

Derivative Financial Instruments

The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. We evaluate all of our financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. For stock-based derivative financial instruments, the Company uses a Black Scholes valuation model to value the derivative instruments at inception and on subsequent valuation dates. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.

COVID-19

A novel strain of coronavirus (COVID-19) was first identified in December 2019, and subsequently declared a global pandemic by the World Health Organization on March 11, 2020. As a result of the outbreak, many companies have experienced disruptions in their operations and in markets served. The Company has instituted some and may take additional temporary precautionary measures intended to help ensure the well-being of its employees and minimize business disruption. The Company considered the impact of COVID-19 on the assumptions and estimates used and determined that there were no material adverse impacts on the Company’s results of operations and financial position as of and for the six months ended June 30, 2021. The full extent of the future impacts of COVID-19 on the Company’s operations is uncertain. A prolonged outbreak could have a material adverse impact on financial results and business operations of the Company. The Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities. This determination may change as new events occur and additional information is obtained. Actual results could differ from our estimates and judgments, and any such differences may be material to our financial statements. These estimates may change, as new events occur and additional information is obtained.

NOTE 3 – GOING CONCERN:

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has an accumulated deficit of $39,219,241 and a negative working capital of $6,822,215 as of June 30, 2021. Management believes that it will need additional equity or debt financing to be able to implement its business plan. Given the lack of revenue, capital deficiency and negative working capital, there is substantial doubt about the Company’s ability to continue as a going concern.

While we expect the impacts of COVID-19 may have an adverse effect on our business, financial condition and results of operations, we are unable to predict the extent or nature of these impacts at this time.

Management is attempting to raise additional equity and debt to sustain operations until it can market its services and achieves profitability. The successful outcome of future activities cannot be determined at this time and there are no assurances that, if achieved, the Company will have sufficient funds to execute its intended business plan or generate positive operating results.

18

The accompanying financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 - NOTES PAYABLE

On December 10, 2020 (the “Closing Date”), the Company entered into a Securities Purchase Agreement (the “SPA”), pursuant to which the Company purchased two promissory notes, each with a principal amount of $220,000, for a total principal amount of $440,000. The first Note was issued by the Company on the Closing Date and second Note was issued in February 2021. The Initial Note has an interest rate of 12% per annum and a maturity date of June 10, 2022. The Company received $195,000 from the first Note and recorded $25,000 as a debt discount. In addition to the Initial Note, on the Closing Date, the Company issued a warrant to acquire 146,667 shares of Common Stock at an exercise price of $1.50 per share. In February 2021, the Company also issued a warrant to acquire 146,667 shares of common stock as exercise price of $1.50. The warrant contains a cashless exercise provision and expired on the fifth anniversary of the warrant. The Company identified conversion features embedded within warrants issued during the period ended June 30, 2021. The Company has determined that the conversion feature of the Warrants represents an embedded derivative since the conversion price includes a reset provision which could cause adjustments upon conversion. We accounted for the issuance of the Warrants as a derivative and recorded derivative liability of $92,400 and $31,533 as debt discount during the six months ended June 30, 2021 and year ended December 31, 2020, respectively.

On February 10, 2021, the Company received $195,000 from the second Note and recorded $25,000 as a debt discount.

During the six months ended June 30, 2021 and 2020, the Company recorded interest expense of $23,290 and $0 and amortization of discount of $53,342 and $0, respectively. As of June 30, 2021 and December 31, 2020, the Company had notes payable of $440,000 and $220,000, accrued interest of $24,881 and $1,591, and unamortized discount of $113,836 and $110,645, respectively.

NOTE 5 - CONVERTIBLE NOTES PAYABLE

As of June 30, 2021 and December 31, 2020, the Company has convertible notes payable as follows:

	June 30,	December 31,
	2021	2020

Promissory note, dated June 2, 2017, bearing interest of 4% annually, payable within a year	$18,260	$18,260
Promissory note, dated September 30, 2017, bearing 10% interest, payable on demand	12,000	12,000
Promissory note, dated November 27, 2017 bearing interest of 12% annually, payable within a year	-	17,116
Promissory note, dated December 20, 2017, bearing interest of 12% annually, payable on September 20, 2018	-	39,591
Promissory note, dated January 5, 2018, bearing interest of 10% annually, payable on July 5, 2018	34,749	37,529
Promissory note, dated April 20, 2018, bearing interest of 12% annually, payable on April 20, 2019	50,000	50,000
Promissory note, dated April 30, 2018, bearing interest of 12% annually, payable on April 30, 2019	50,000	50,000
Promissory note, dated November 23, 2020, bearing interest of 10% annually, payable on November 23, 2021	200,000	100,000
Promissory note, dated February 12, 2021, bearing interest of 10% annually, payable on February 12, 2022	50,000	-
Promissory note, dated March 29, 2021, bearing interest of 10% annually, payable on March 29, 2022	100,000	-
Convertible notes before debt discount	515,009	324,496
Less debt discount	(211,653)	(95,058)
Total outstanding convertible notes payable	$303,356	$229,438

19

During the six months ended June 30, 2021 and 2020, the Company recognized interest expense of $33,789 and $19,455 and amortization of discount, included in interest expense, of $133,405 and $0, respectively. As of June 30, 2021 and December 31, 2020, the Company recorded accrued interest of $68,658 and $1,213,264, respectively.

Conversion

During the six months ended June 30, 2021, the Company converted convertible note principal and accrued interest of $1,236,291 into 57,372,320 shares of common stock. The corresponding derivative liability at the date of conversion of $4,801,926, was settled through additional paid in capital.

The Company has entered into various convertible notes with variable conversion rates that create derivative liabilities. A description of outstanding convertible notes payable is as follows:

Promissory Notes - Issued in fiscal year 2017

During the year ended December 31, 2017, the Company issued a total of $265,900 of notes with the following terms:

•	Terms ranging from 9 months to 12 months. Certain note is due on demand.

•	Annual interest rates of 4% - 12%.

•	Convertible at the option of the holders at issuance.

•	Conversion prices are typically based on the discounted (35% - 50% discount) lowest trading prices of the Company’s shares during various periods prior to conversion, the closing sale price

•	Certain notes are currently in default. Default interest rates are 24%.

Promissory Notes - Issued in fiscal year 2018

During the year ended December 31, 2018, the Company issued a total of $325,000 of notes with the following terms:

•	Terms ranging from 6 months to 12 months.

•	Annual interest rates of 8% - 12%.

•	Convertible at the option of the holders at issuance.

•

Conversion prices are typically based on the discounted (25% - 50% discount) average closing prices or lowest trading prices of the Company’s shares during various periods prior to conversion. Certain note has a fixed conversion price of $0.0001.

•	Notes are currently in default. Default interest rates are 24%.

Promissory Notes - Issued in fiscal year 2020

During the year ended December 31, 2020, the Company issued a note of $100,000 with the following terms:

•	Term is 12 months.

•	Annual interest rate of 10%.

•	Convertible at the option of the holders at issuance.

•	Conversion price is the lesser of a) $0.40 or b) 50% of the lowest Trading Price during 20 trading days

20

During the six months ended June 30, 2021, the Company issued an additional tranche of $100,000.

Promissory Notes - Issued in fiscal year 2021

During the six months ended June 30, 2021, the Company issued a note of $150,000 with the following terms:

•	Term is 12 months.

•	Annual interest rate of 10%.

•	Convertible at the option of the holders at issuance.

•	Conversion price is the lesser of a) $0.10 or b) 50% of the lowest Trading Price during 20 trading days

Derivative liabilities

The Company determined that the exercise feature of the warrants met the definition of a liability in accordance with ASC Topic No. 815 - 40, Derivatives and Hedging - Contracts in Entity’s Own Stock. The Company bifurcates the embedded conversion option in the note once the note becomes convertible and accounts for it as a derivative liability. The fair value of the warrants was recorded as a debt discount being amortized to interest expense over the term of the note.

The Company valued the conversion features using the Black Scholes valuation model. The fair value of the derivative liability for all the notes and warrants that became convertible for the six months ended June 30, 2021, amounted to $606,699. $250,000 of the value assigned to the derivative liability was recognized as a debt discount to the notes while the balance of $356,699 was recognized as a “day 1” derivative loss.

The Company valued the conversion features using the Black Scholes valuation model. The fair value of the derivative liability for all the notes and warrants that became convertible for the year ended December 31, 2020, amounted to $1,596,647. $100,000 of the value assigned to the derivative liability was recognized as a debt discount to the notes while the balance of $1,496,647 was recognized as a “day 1” derivative loss.

NOTE 6 - WARRANTS

During the six months ended June 30, 2021, the Company issued 146,667 warrants with an exercise price of $1.50 per common share, for a period of 5 years.

The Company determined that the warrants qualify for derivative accounting as a result of the reset feature, which led to no explicit limit to the number of shares to be delivered upon future settlement of the conversion options.

The following summarizes the Company’s warrant activity during the six months ended June 30, 2021:

	Warrants	Weighted average exercise price	Weighted average remaining life (Year)
Outstanding - December 31, 2020	146,667	$1.50	4.95
Granted	146,667	1.50	5.00
Exercised	-	-	-
Cancelled	-	-	-
Outstanding – June 30, 2021	293,334	$1.50	4.53

21

The intrinsic value of the warrants as of June 30, 2021, is $0. All of the outstanding warrants are exercisable as of June 30, 2021.

NOTE 7 - DERIVATIVE INSTRUMENTS

The Company analyzed the conversion options in its convertible notes and warrants for derivative accounting consideration under ASC 815, Derivatives and Hedging, and determined that the instrument should be classified as a liability since the discounted variable-rate conversion option becomes effective at issuance resulting in there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options.

Fair Value Assumptions Used in Accounting for Derivative Liabilities.

ASC 815 requires we assess the fair market value of derivative liability at the end of each reporting period and recognize any change in the fair market value as other income or expense item.

The Company determined our derivative liabilities to be a Level 3 fair value measurement and used the Black-Scholes pricing model to calculate the fair value as of June 30, 2021. The Black-Scholes model requires six basic data inputs: the exercise or strike price, expected time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement. The fair value of each convertible note is estimated using the Black-Scholes valuation model.

During the six months ended June 30, 2021 and the year ended December 31, 2020, the estimated fair values of the liabilities measured on a recurring basis are as follows:

	Six months ended	Year ended
	June 30,	December 31,
	2021	2020
Expected life in years	0.40 - 5 years	0.90 - 5 years
Stock price volatility	201% - 1,456%	895% - 1,444%
Discount rate	0.05% - 0.92%	0.10% - 0.39%
Expected dividends	None	None

The following table summarizes the changes in the derivative liabilities during the six months ended June 30, 2021:

Fair Value Measurements Using Significant Observable Inputs (Level 3)

Balance - December 31, 2020	$102,361,488

Addition of new derivatives recognized as debt discounts	281,533
Addition of new derivatives recognized as loss on derivatives	356,699
Settled upon conversion of debt	(4,801,926)
Gain on change in fair value of the derivative	(91,704,821)
Balance - June 30, 2021	$6,492,973

22

The following table summarizes the aggregate (gain) loss on derivatives during the year ended June 30, 2021 and 2020:

	Six months ended
	June 30,
	2021	2020
Addition of new derivatives recognized as loss on derivatives	$356,699	$-
Change in fair value of the derivative	(91,704,821)	(682,156)
	$(91,348,122)	$(682,156)

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company takes exemption from ASC 842, “Leases,” as it rents an office at 2831 St. Rose Pkwy, Henderson, Nevada on month-to-month basis for $75 a month.

NOTE 9 - EQUITY

Authorization of Common and Preferred Stock

The Company is authorized to issue 10,000,000,000 shares of common stock and 1,000,000 shares of preferred A (each share convertible on one for one base for common stock, no voting rights), 10,000 shares of preferred A-2 (each share convertible into four times the sum of all shares of common stock issued and outstanding with the same voting rights), 1,000,000 shares of preferred B (each share convertible into 10 shares of common stock and has 10 votes for any election) and 1,000 shares of preferred C (each share is not convertible and has voting rights equal to four time the sum of total common stock shares issued and outstanding plus the total number of series B, A and A-2 that are issued and outstanding).

Preferred A Stock

As of June 30, 2021 and December 31, 2020, 98,796 shares of the Company’s Preferred A Stock were issued and outstanding.

Preferred C Stock

As of June 30, 2021 and December 31, 2020, 20 shares of the Company’s Preferred C Stock were issued and outstanding.

Common Stock

During the six months ended June 30, 2021, the Company issued 119,264,199 common shares as follows;

•	57,372,320 shares of common stock for conversion of debt of $1,236,291.

•	1,281,787 shares of common stock for settlement of debt of $1,025,425.

•	43,425 shares of common stock for stock payable of $19,000.

•

48,400,000 shares of common stock for cash of $459,000, of which $100,000 for 10,000,000 shares was recorded as subscription receivable as of June 30, 2021 and the Company received $100,000 in July 2021.

•	11,166,667 shares of common stock to related parties for compensation valued at $111,667.

•	1,000,000 shares of common stock for consulting service valued at $12,000.

23

NOTE 10 - RELATED-PARTY TRANSACTIONS

Note receivable

During the year ended December 31, 2020, the Company issued 4,835,420 shares of common stock for $716,242, of which the Company received cash of $467,900 and a promissory note receivable from a former officer of $248,342. During the year ended December 31, 2020, $11,600 was transferred to the Company, $78,479 was used for payments of operating expenses, and $6,221 was used to settle debt with former related parties. As of June 30, 2021 and December 31, 2020, the Company reported the remaining balance as a note receivable of $152,042, which is due on demand and bears no interest.

Due from related party

During the six months ended June 30, 2021, the Company lent $7,500. The loan was to a former executive for an obligation said executive had on behalf of a former company.

As of June 30, 2021 and 2020, the Company had due from related party of $41,000 and $33,500, respectively. Due from related party is non-bearing interest and due on demand.

Employment agreement

As of December 31, 2020, the Company reported accrued salary of $1,289,801 to our former CEO, CFO and a spouse of CEO which was reclassified to debt to be settled (Note 11). During the six months ended June 30, 2021, accrued salary was fully settled.

Debt forgiveness

During the six months ended June 30, 2021, accrued salaries for former management were forgiven and the Company recorded $173,299 as additional paid in capital.

NOTE 11 – DEBT TO BE SETTLED

On January 8, 2021, the Company entered into a Mutual Agreement and General Release of All Claims (the “Agreement”) with United Rail, a Nevada corporation (“United Rail”), Michael Barron, Allegheny Nevada Holdings Corp., a Nevada corporation (“Allegheny”), Dianne David, Wanda Witoslawski and Barron Partners, a Nevada corporation (“Barron Partners,” and together with United Rail, Barron, Allegheny, David and Witoslawski, the “Releasors”). On April 13, 2020, the Company, under its former name, Las Vegas Xpress, Inc., entered into an Asset Purchase Agreement with GEOcommand, Inc. (“GEOcommand”) to acquire certain assets of GEOcommand (the “APA”). The APA included the certain existing debt of GEOcommand owed to each of the Releasors. Under the Agreement, United Rail and Barron agreed to assume the Company debt owed to certain vendors in the amount of $60,755, as listed on Schedule A of the Agreement (the “Vendor Debt”). Additionally, the Company agrees to pay an amount equal to $182,149 (the “Settlement Payment”) to settle certain notes payable in an amount equal to $531,772 owed certain of the Releasors (the “Releasing Debt”). Half of the Settlement Payment, amount equal to $91,075, less a $6,221 past due payment that Barron Partners owes the Company, will be paid in the form of cash (the “Cash Payment”). A quarter of the Cash Payment will be paid on the closing date of the Agreement (the “Closing Date”), with the remaining $68,306 of the Cash Payment to be paid 120 days following the Closing Date. The second half of the Settlement Agreement will be in the form of the Company’s common stock, par value $0.00001 (the “Common Stock”), at a price of $0.80 per share of Common Stock. The Settlement Payment is in exchange for the Releasor’s release of the Company and settlement of the Releasing Debt pursuant to the terms of the Agreement. In addition, pursuant to the Agreement, the Company agreed to pay $604,067 to settle Accrued Salary Expense due to the Releasors in the amount of $959,517 in the form of Common Stock. The Agreement contains standard covenants and terms found in similar agreements.

24

The following table shows the balance which is included in the debt to be settled and amount settled for the six months ended June 30, 2021:

Accounts payable	$60,755
Notes payable to related parties	531,722
Accrued interest - related parties	82,536
Accrued payroll – related parties	1,289,801
Due from related party	(6,221)
Debt to be settled as of December 31, 2020	$1,958,593

Settlement for the six months ended June 30, 2021
Cash payment	$36,547
1,281,787 shares of Common stock	1,025,425
Debt forgiveness applied to additional paid in capital	848,315
Balance to be paid in cash as of June 30, 2021	$48,306

In July 2021, the Company fully paid the outstanding balance, and the debt to be settled is $0 as of the date of filing this June 30, 2021report.

NOTE 12: NET INCOME (LOSS) PER COMMON SHARE

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the periods. Diluted net income per common share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods. Common equivalent shares consist of convertible preferred stock and convertible notes that are computed using the if-converted method, and outstanding warrants that are computed using the treasury stock method. Antidilutive stock awards consist of stock options that would have been antidilutive in the application of the treasury stock method.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2020	2021	2020
Numerator:
Net income (loss)	$7,431,079	$(738,439)	$90,426,134	$(845,808)
(Gain) loss on change in fair value of derivatives	(7,917,287)	-	(91,348,122)	-
Interest on convertible debt	12,906	-	33,789	-
Net income (loss) - diluted	$(473,302)	$(738,439)	$(888,199)	$(845,808)

Denominator:
Weighted average common shares outstanding	81,674,114	906,032	60,784,647	906,032
Effect of dilutive shares	586,374,953	-	574,129,649	-
Diluted	668,049,067	906,032	634,914,296	906,032

Net income (loss) per common share:
Basic	$0.09	$(0.82)	$1.49	$(0.93)
Diluted	$(0.00)	$(0.82)	$0.00)	$(0.93)

For the three and six months ended June 30, 2020, the convertible instruments are anti-dilutive and therefore, have been excluded from earnings (loss) per share.

NOTE 13 - SUBSEQUENT EVENTS

The Company evaluated events subsequent to June 30, 2021 through the date these financial statements were issued, and noted the following events requiring disclosure:

The Company issued common shares as follows:

•	1,000,000 shares of common stock for consulting service of $12,000

•	233,334 shares of common stock to a related party for compensation valued at $4,200.

•	7,500,000 shares of common stock for cash of $75,000.

25

Item 4. Exhibits

Exhibit No.	Description

2.1*	Amended Articles of Incorporation and Amendments Thereto
2.2*	Bylaws
3.1*	Specimen Stock Certificate
3.2*	Subscription Agreement
6.1**	ESRI Partner Network Agreement by and between the Company and Environmental Systems Research Institute, Inc., dated October 12, 2020
6.2**	Reseller Agreement by and between the Company and GEO-COMM, Inc., dated March 22, 2021

* Incorporated by reference from the Company’s Form 1-A filed with the SEC February 2, 2021

** Incorporated by reference from the Company’s Form 1-A filed with the SEC March 25, 2021

26

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maptelligent, Inc.

By:	/s/ Joseph Cosio-Barron
Joseph Cosio-Barron,
Chief Executive Officer (Principal Executive Officer).

/s/ Rich Ziccardi
Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer).

(Date):	January 21, 2022

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

SIGNATURES OF DIRECTORS:

/s/ Joseph Cosio-Barron	January 21, 2022
Joseph Cosio-Barron, CEO, Secretary, Director	Date

/s/ Rich Ziccardi	January 21, 2022
Rich Ziccardi, CFO, Director	Date

27